Focus Upgrades Bayovar 12 Phosphate PEA to Pre-Feasibility Study; Appoints Principal Mining Engineer

July 27, 2015; Focus Ventures Ltd. is pleased to provide an update on its Bayovar12 phosphate rock project in Peru, including the addition of an experienced mining engineer to the team and a change to the scope and timing of on-going engineering studies.

Building the Focus Team

Management is pleased to announce that Mr. Kevin Ross recently joined the Focus team as its Principal Mining Engineer.  Mr. Ross’s responsibilities will include overseeing the engineering work and, eventually, construction of the project as defined by the pre-feasibility study.

Mr. Ross is a mining engineer with 39 years of operational experience in the mining industry. In a broad ranging career, he has worked in North and South America, Europe and Africa in the base and precious metals and industrial minerals sectors.  He joined Red Back Mining as COO in December 2007 until its $7B acquisition by Kinross Gold Corporation in September 2010.  Mr. Ross was previously COO of New Gold and Ivernia and Managing Director of ARCON International Resources.  Until May 2015 he was Chief Operating Officer for RB Energy, formed by the merger of Canada Lithium and Sirocco Mining, where he had been COO since 2011.  Mr. Ross is a graduate of the Royal School of Mines (London) and an accredited European Engineer.

Preliminary Economic Analysis upgraded to Pre-Feasibility Study

In September 2014, Focus announced that it had begun a preliminary economic assessment (PEA) study for the Bayovar 12 project examining options for production of 300KT-1Mt per year of 29-30% P2O5 concentrate by washing and flotation for use in phosphoric acid manufacture.  Focus is upgrading the scope of the PEA to a Pre-Feasibility Study (PFS) of production of phosphate rock concentrate for use as direct application fertilizer (DAPR) for the reasons outlined below:

•

Positive mineral beneficiation testwork examining a simple flowsheet showed that a DAPR product with a P2O5 grade of circa 24% could be produced from the majority of beds by drum scrubbing, desliming and sizing.

•

Production of DAPR would potentially give Focus a shorter timeframe to commercial production at a lower CAPEX than production utilizing flotation of a P2O5 concentrate for phosphoric acid manufacture.

•

The Company’s market research on potential markets for DAPR indicates that substantial demand exists in a number of South American countries.

The Company’s mineral processing testwork is continuing. A review of recent results indicates that a product grade of circa 24% P2O5 can be achieved via a relatively simple scrubbing and sizing process.  The removal of the requirement for a flotation circuit would also lead to a significantly reduced level of CAPEX for the project.  Management also believes the revised project scale will be able to initially use the existing infrastructure around the project resulting in further CAPEX reductions, and would be easily scalable to a larger production scenario in the future.

Focus’s market research on potential markets for DAPR has shown that a substantial demand likely exists in South America and elsewhere for direct application, reactive phosphate rock. DAPR sells at a premium price to acidulation concentrate.  Discussions with potential buyers of the DAPR product have been encouraging enough to support the change of scope from a PEA to a PFS, modified to focus solely on the initial production of 300KT per year of DAPR.

The PFS will build on, and modify, the work completed to date for the PEA. Focus’s target date for completion of the PFS is the end of 2015.

Second Resource Estimate

Golders Associates are currently completing the new resource estimation (see Company news release 11 May, 2015).  Focus is expecting to be able to announce the revised independent NI 43-101 compliant mineral resource estimate around the end of August.

Qualified Person

The scientific and technical information in this release were prepared under the supervision of David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

About Focus

Focus is an exploration and development company with two main assets, both located in Peru:  the Bayovar 12 phosphate deposit located in the Sechura district of northern Peru, and the Aurora porphyry copper-molybdenum property located in the Department of Cusco, which it is developing in a joint venture with Daewoo International Corporation.

Phosphate rock is a raw material for fertilizers and vital to world food production.  Focus is acquiring and developing quality phosphate projects in Latin America where the discovery and development of new deposits is becoming increasingly important given the growing demand and limited local supply of phosphate for fertilizer production.  For further information, please call 604-630-5544 or visit our web site www.focusventuresltd.com.

ON BEHALF OF THE BOARD

David Cass, President

Symbol: TSXV-FCV

Shares Issued: 97.9-million

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Website: www.focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s intended exploration and development of the Bayovar 12 project.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, the Company’s ability to explore and develop the Bayovar 12 project as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals and planned exploration and development activities for the Bayovar 12 project will be achieved; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.